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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             U.S. WEST HOMES, INC.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                   91274D 10 9
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                                 (CUSIP Number)

                                 Craig H. Brown
                              U.S. West Homes, Inc.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                                 (949) 376-3125
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 10, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No.  91274D 10 9                13D                     Page 2 of 4 Pages

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1    NAME  OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Las Brisas de la Mar, Inc.
3900 N. General Kearney
Temecula, CA 92591
82-0584783
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2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                        (a) [_]
                                                                        (b) [_]
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3    SEC  USE  ONLY

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4    SOURCE  OF  FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America, State of California
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7    SOLE VOTING POWER

     250,000,000
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8    SHARED VOTING POWER

     0
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9    SOLE DISPOSITIVE POWER

     250,000,000
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10   SHARED DISPOSITIVE POWER

     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     250,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.5%
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14   TYPE  OF  REPORTING  PERSON*

OO
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                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!


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CUSIP  No.  91274D 10 9                13D                     Page 3 of 4 Pages
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Item  1.  Security  and  Issuer.

Common Stock, par value $0.001, of U.S. West Homes, Inc., a
Nevada corporation, 410 Broadway, 2nd Floor, Laguna Beach, CA 92651.
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Item  2.  Identity  and  Background.

     (a)  Name: Las Brisas de la Mar, Inc.

     (b)  Business Address: 3900 N. General Kearney Temecula, CA 92591

     (c)  Principal Occupation: Real Estate Development

     (d) During the last five years, Las Brisas de la Mar has not been convicted in a criminal proceeding.

     (e) During the last 5 years, Las Brisis de la Mar has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship: corporation, Nevada

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Item  3.  Source and Amount of Funds or Other Consideration.

These securities were contributed as an investment in Las Brisas de la Mar

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Item  4.  Purpose of Transaction.

See above. No additional acquisitions or dispositions of shares are currently contemplated.
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Item  5.  Interest in Securities of the Issuer.

Name                         Number of Shares               Percentage Interest
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Las Brisas de la Mar         250,000,000                    28.5%
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Item  6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Venture Agreement dated February 24, 2003

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Item  7.  Material to be Filed as Exhibits.

Exhibit 10(i):   Joint Venture Agreement dated February 24, 2003


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CUSIP  No.  91274D 10 9                13D                     Page 4 of 4 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     April 10, 2003
                                        ----------------------------------------
                                                         (Date)

                                               /s/ Carl Hunking
                                        ----------------------------------------
                                                       (Signature)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).